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                                                                  EXHIBIT (a)(8)



TO:          All Carrier Access Managers

FROM:        Roger L. Koenig, Chief Executive Officer

SUBJECT:     OFFER TO EXCHANGE OPTIONS

DATE:        August 20, 2001

IMPORTANT NEWS--PLEASE READ IMMEDIATELY

         In reference to the Offer to Exchange Options which Carrier Access is launching today, employees will have many questions and concerns regarding this offer. Per Company policy, the decision to exchange stock options must be made by the employee, without any recommendation from management. The only information that Carrier Access or Carrier Access management can provide is contained in the materials regarding the Offer to Exchange Options supplied to all employees. It is extremely important, due to the nature of this decision, that you DO NOT, in any way, discuss this offer with any of your direct reports, other than to refer them to the materials distributed to them today by Carrier Access. You also MAY NOT make any recommendations to employees as to whether they should tender or not tender their options through this offer. Any questions or concerns that employees may have regarding this offer should be referred directly to Katy Fassett, Investor Relations Specialist (303) 218.5767. Thank you for your cooperation.